FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Benanav Gary G.	2. Issuer Name and Ticker or Trading Symbol "B"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Barnes Group Inc. P.O. Box 489, 123 Main Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year September 10, 2002
(Street) Bristol, CT 06011-0489		5. If Amendment, Date of Original (Month/Day/Year) September 11, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, Par Value $0.01 Per Share								3000	D
Common Stock, Par Value $0.01 Per Share	3/12/02		A		11.7472	A	$25.53
Common Stock, Par Value $0.01 Per Share	6/11/02		A		13.6364	A	$22.00
Common Stock, Par Value $0.01 Per Share	9/10/02		A		15.0375	A	$19.95
Common Stock, Par Value $0.01 Per Share	(1)		A		24.4996	A	(2)	952.6666	I	By Non-Employee Director Deferred Stock Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$18.21	2/5/02		A	V	5000		(3)	2/15/12	Common Stock	5000		26000(4)	D
Common Stock Units	$19.90	9/10/02		A		45.22		(5)	(6)	Common Stock	45.22		3380.1395	I	By Non-Employee Director Deferred Compensation Plan

Explanation of Responses:

(1) Common Stock acquired on first and second quarterly dividend payment dates and payment on September 10, 2002, pursuant to Non-Employee Deferred Stock Plan.
(2) Common Stock acquired on first and second quarterly dividend payment dates and payment on September 10, 2002, pursuant to Non-Employee Deferred Stock Plan.
(3) The options vest at the rate of 33.3334% on the first anniversary and 33.3333% on the second and third anniversaries of the grant date.
(4) Represents number of shares beneficially owned as of September 10, 2002.
(5) The dividend equivalents are to be settled in cash upon the reporting person's retirement.
(6) The dividend equivalents are to be settled in cash upon the reporting person's retirement.

By: /s/ Signe S. Gates, Attorney-in-Fact **Signature of Reporting Person	October 21, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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